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                              Amended and Restated
                                 Rule 18f-3(d)
                        Multiple Class Plan for GE Funds

Introduction


         This amended and restated plan (the "Plan") is adopted as of the close of business on September 17, 1999 pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the "1940 Act"). The purpose of the Plan is to restate the existing arrangements previously approved by the Board of Trustees of GE Funds (the "Trust") under the Trust's existing order of exemption (Investment Company Act Release Nos. 19731 (September 22, 1993) (notice) and 19801 (October 19, 1993) (order)). Shares of GE U.S. Equity Fund, GE Premier Growth Equity Fund, GE Value Equity Fund, GE Mid-Cap Growth Fund, GE Mid-Cap Value Equity Fund, GE Small-Cap Value Equity Fund, GE Global Equity Fund, GE International Equity Fund, GE Europe Equity Fund, GE Emerging Markets Fund,
GE Strategic Investment Fund, GE High Yield Fund, GE Tax-Exempt Fund, GE Fixed Income Fund, GE Government Securities Fund and GE Short-Term Government Fund (each a "Participant Fund" and collectively, the "Participant Funds") are distributed pursuant to a system (the "Multiple Distribution System") in which each class of shares of a Participant Fund represents interests in the same portfolio of investments of the Participant Fund and differs only to the extent outlined below.


I.   Distribution Arrangement and Service Fees

         Classes of shares within the Participant Funds are offered for purchase by investors with the following sales load and service and distribution fee arrangements.

     1.  Class A Shares.


         Class A shares are offered with a front-end sales load together with a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1") providing for a service and distribution at an annual rate of up to 0.25% of average daily net assets. In addition, the Funds are permitted to assess a contingent deferred sales charge ("CDSC") on certainn redemptions of Class A shares sold pursuant to a complete waiver of front-end sales loads applicable to large purchases, if the shares are redeemed within one year of the date of purchase. This waiver applies to sales of Class A shares where the amount of purchase is equal to or exceeds $1 million.



         No provision of this Plan will preclude the Board of Trustees from identifying, from time to time pursuant to Rule 22d-1 under the 1940 Act, certain persons who may be



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eligible to purchase Class A shares pursuant to special arrangements with respect to the front-end sales load.


     2.  Class B Shares.


         Class B shares are offered with a four year CDSC and a Rule 12b-1 plan providing for a service fee at an annual rate of up to 0.25%, and, other than with respect to GE Short-Term Government Fund, a distribution fee at an annual rate of up to 0.75%, of average daily net assets. Class B shares of GE Short-Term Government Fund are subject to a distribution fee at an annual rate of up to 0.60% of average daily net assets.


     3.  Class C Shares.


         Class C Shares are offered with a one year CDSC and a Rule 12b-1 plan providing for a service fee at an annual rate of up to 0.25%, and a distribution fee at an annual rate of up to 0.75%, of average daily net assets.



     4.  Class Y Shares.



         Class Y shares (formerly designated Class D shares) are offered without imposition of either a sales charge or a service or distribution fee. Class Y shares are available exclusively to financial institutions and corporations purchasing shares for their own account; fiduciaries investing on behalf of



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clients; certain tax-exempt investors, including defined contribution plans that do not seek additional services provided or paid by GE Investment Management Incorporated ("GEIM"); investment companies not managed by GEIM; and clients of certain financial intermediaries who invest at least $250,000.


     5.  Additional Classes of Shares.

         The Board of trustees of the Trust have the authority to create additional classes, or change existing classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

II.  Expense Allocations

         Under the Multiple Distribution System, all expenses incurred by a Participant Fund are allocated among the various classes of shares based on the net assets of the Fund attributable to each class, except that each class's net' asset value and expenses reflect the expenses associated with that class's Rule 12b-1 plan, including any costs associated with obtaining shareholder approval of the Rule 12b-1 plan (or an amendment to the Rule 12b-1 plan) and any Class Expenses. Class Expenses are limited to the following:

               (i) transfer agency fees as identified by the transfer agent as being attributable to a specific class;

               (ii) Blue Sky registration fees incurred by a class of shares;



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               (iii) Securities and Exchange Commission registration fees incurred by a class of shares;

               (iv) the expenses of administrative personnel and services as required to support the shareholders of a specific class;

               (v) litigation or other legal expenses relating solely to one class of shares;

               (vi) Trustees' fees incurred as a result of issues relating to one class of shares; and

               (vii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders.

         The Class Expenses set forth above are not currently incurred on a class basis and, therefore, are not currently allocated to a particular class. Such expenses, however, may be incurred on a class basis in the future.

III.  Conversion Rights of Class B Shares

         All Class B shares of each participant Fund will automatically convert to Class A shares after a certain holding period, expected to be, in most cases, approximately six years. Upon the expiration of the holding period, Class B shares (except those purchased through the reinvestment of dividends and other distributions paid in respect of Class B shares of that Fund) will automatically convert to Class A shares of the Fund at the relative net assets values of each of the classes, and will, as a result, thereafter be subject to the lower fee under the Class A Rule 12b-1 plan.

         Shares purchased through the reinvestment of dividends and other distributions paid in respect of Class B shares are also Class B shares. However, for purposes of conversion to Class A, all Class B shares in a shareholder's Fund account that were purchased through the reinvestment of dividends and other distributions paid in respect of Class B shares (and that have not converted to Class A shares as provided in the following sentence) are considered to be held in a separate sub-account. Each time any Class B shares in the shareholder's Fund account (other than those in the sub-account referred to in the preceding sentence) convert to Class A, a pro rata portion of the Class B shares then in the sub-account also converts to Class A. The portion is determined by the ratio that the shareholder's Class B shares converting to Class A bears to the shareholder's total Class B shares not acquired through dividends and distributions.


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         The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling of the Internal Revenue Service that payment of different dividends on Class A and Class B shares does not result in the Fund's dividends or distributions constituting "preferential dividends" under the Code, and the continuing availability of an opinion of counsel to the effect that the conversion of shares does not constitute a taxable event under the Code. The conversion of Class B shares to Class A shares may be suspended if this opinion is no longer available. In the event that conversions of Class B shares do not occur, Class B shares would continue to be subject to the distribution fee for an indefinite period.


IV.   Exchange Privileges

         Shareholders of a Participant Fund may exchange their shares at net asset value for shares of the same class in any other Participant Fund of the Trust or for shares of GE Money Market Fund, as set forth in the prospectus for such Participant Fund. In addition, a Class Y eligible retirement plan can exchange Class A shares for Class Y shares and vice versa.


         Class A shareholders who wish to exchange all or part of their shares for Class A shares of a Participant Fund sold subject to a sales charge equal to or lower than that assessed with respect to the shares of the Participant Fund being exchanged may do so without paying a sales charge. Class A shareholders of a Participant Fund who wish to exchange all or part of their shares for Class A shares of a Participating Fund sold subject to a sales charge higher than that assessed with respect to the shares of the Fund being exchanged are charged appropriate "sales charge differential." Currently, a shareholder who exchanges his Class B or Class C shares, respectively, will be subject to having the period of time in which his shares were invested in GE Money Market Fund tolled when computing the applicable CDSC. Likewise, shareholders who exchange their Class B or Class C shares of a Participant Fund with Class B or Class C shares, respectively, of another Participant Fund will be subject to the CDSC of the original Fund at the time of redemption from the second Fund. The exchange privileges applicable to all classes of shares must comply with Rule 11a-3 under the 1940 Act.




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